SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

Body Central Corp.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

09689U102
(CUSIP Number)

Alan Leibel
683 Capital Partners, LP
3 Columbus Circle, Suite 2205
New York, NY 10019
(212) 554-2379
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,857,142 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,857,142 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,857,142 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9% (1)

14.	TYPE OF REPORTING PERSON

IA

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

683 Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,857,142 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,857,142 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,857,142 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9% (1)

14.	TYPE OF REPORTING PERSON

PN

(1) See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ari Zweiman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

12,857,142 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

12,857,142 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,857,142 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9% (1)

14.	TYPE OF REPORTING PERSON

IN

(1) See Item 5(a).

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common stock, par value $0.01 per share (the “Shares”), of Body Central Corp., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 6225 Powers Avenue, Jacksonville, FL 32217.

Item 2.	Identity and Background.

(a)           This statement is filed by 683 Capital Management, LLC, a Delaware limited liability company (“683 Management”), 683 Capital Partners, LP, a Delaware limited partnership (“683 Partners”), and Ari Zweiman.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

683 Management is the investment manager of 683 Partners. Ari Zweiman is the Managing Member of 683 Management and a director of the Issuer. By virtue of these relationships, each of 683 Management and Ari Zweiman may be deemed to beneficially own the Shares beneficially owned by 683 Partners.

(b)           The business address of each of the Reporting Persons is 3 Columbus Circle, Suite 2205, New York, NY 10019.

(c)           The principal business of 683 Partners is investing and trading in securities. The principal business of 683 Management is serving as the investment manager of 683 Partners. The principal occupation of Ari Zweiman is serving as the managing member of 683 Management.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of 683 Partners and 683 Management is organized under the laws of the State of Delaware.  Ari Zweiman is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

A total of $4,500,002 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of 683 Partners. 683 Partners effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.  In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the securities of the Issuer reported herein based on the Reporting Persons’ belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of the Shares.

Effective as of June 27, 2014, the Reporting Persons entered into a securities purchase agreement (the “Purchase Agreement”) with the Issuer covering the issuance and sale to the Reporting Persons of $4.5 million in aggregate principal amount of its subordinated secured convertible notes (the “Notes”) and one share of Series A Preferred Stock (the “Series A Preferred”) and one share of Series B Preferred Stock (the “Series B Preferred” and together with the Series A Preferred, the “Preferred Stock”).

The Notes are convertible into Shares at any time, in whole or in part, at the option of the Reporting Persons at a fixed conversion price, initially set at $0.35, which shall be subject to adjustment for stock splits, combinations or similar events and subsequent dilutive issuances during the term of the Notes. Interest on the Notes will accrue at 7.5% per annum payable quarterly in arrears. At the option of the Issuer, subject to the terms of the that certain intercreditor and subordination agreement dated as of the June 27, 2014 by and among the parties thereto, the Issuer may make cash payments of the quarterly interest amounts at the discounted rate of 6.75% per annum. If the Issuer does not exercise the option to pay cash interest, the applicable quarterly interest payment will be made in kind by increasing the principal amount due under the Notes by an amount equal to the quarterly interest amount of 7.5% per annum. A default interest rate of 20% may apply upon the occurrence and continuance of an event of default. A late charge of 20% of any overdue amount shall apply if the Issuer fails to pay amounts due under the Notes when due.

The Notes are guaranteed by the Issuer’s subsidiaries and will enjoy a second lien against the Issuer’s assets and will be junior only to liens of senior debt and certain permitted liens. All amounts under the Notes will be due and payable in cash on the third anniversary of the issuance of the Notes if not converted or redeemed earlier.

The Notes may not be converted if, after giving effect to the conversion, the Reporting Persons, together with their affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such conversion.

The Notes contain certain covenants and restrictions and are subject to various events of default, including, among others, failure to pay principal or interest on the Notes or comply with certain covenants under the Notes and cross-defaults to other material indebtedness. After certain senior indebtedness has been paid in full, the Notes will also contain events of default for failure by the Issuer to comply with its obligations to reserve Shares for any conversions of the Notes, convert the Notes or register the Shares issuable upon such conversion. Upon a change of control of the Issuer, the holders of the Notes may require the Issuer to redeem the Notes at a redemption price equal to the greater of (i) 107.5% of the principal amount of the Notes being redeemed and (ii) the market value of Shares such holder would be entitled to receive if its Notes were converted into Shares.

Each share of Series A Preferred gives its holder the right to elect a director to the board of directors of the Issuer (the “Board”). Among other things, each share of Series B Preferred gives its holder the right to vote the Shares underlying such holder’s Note on an as-converted basis without regard to the Blocker or any other limitations or restrictions on conversions set forth in the Notes and without regard to whether or not there are then a sufficient number of Shares authorized for issuance upon conversion of the Notes. Shares of Series A Preferred are not transferable (other than to affiliates) and shares of Series B Preferred may only be transferred in conjunction with the Note held by such holder. In accordance with the terms of the Series A Preferred, the Reporting Persons have elected Ari Zweiman to the Board.

In connection with the Purchase Agreement, the Reporting Persons entered into a Registration Rights Agreement with the Issuer providing for the registration by the Issuer of the Shares issuable upon conversion of the Notes (“Registrable Securities”).

Pursuant to the terms of the Registration Rights Agreement, the Issuer will be obligated to file a registration statement within 20 calendar days from the closing of the issuance of the Notes (the “Closing”) and to use its reasonable best efforts to cause the registration statement to become effective within 90 calendar days from the date the registration statement is filed and maintain the effectiveness of such registration statement until all of the shares registered thereunder may be freely transferred by the Reporting Persons or the Reporting Persons have sold all of the shares covered by such registration statement. In the event that the registration statement does not cover all of the Registrable Securities, the Issuer will be obligated to file additional registration statements. The Issuer will be subject to certain obligations if the Issuer (i) fails to file the registration statement within the agreed upon time period, (ii) fails to have the registration statement declared effective on or before the agreed upon date or (iii) fails to maintain the effectiveness of the registration statement or fails to meet certain other maintenance obligations. If the Issuer fails to meet its obligations as described in the previous sentence, it will be required to pay liquidated damages equal to 2% of the purchase price of the Registrable Securities relating to such registration statement upon the occurrence of the failure and for each 30 calendar day period during which such failure is continuing, with such liquidated damages being capped at 15% of the aggregate purchase price of the Registrable Securities.

The foregoing descriptions of the terms and conditions of the Notes, the Preferred Stock, the Registration Rights Agreement and the Purchase Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 99.1, 99.2, 99.3and 99.4 hereto, respectively, and are incorporated herein by reference.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein.  The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in discussions with management and the Board of the Issuer and other stockholders of the Issuer concerning, among other things, the business, operations and future plans of the Issuer.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their respective investments in the Issuer as they deem appropriate including, without limitation, making proposals concerning changes to the capitalization, ownership structure, Board composition or operations of the Issuer, purchasing additional securities of the Issuer, selling some or all of their securities of the Issuer, engaging in short selling of or any hedging or similar transaction with respect to the securities of the Issuer, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 16,619,814 Shares outstanding as of May 2, 2014, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 30, 2014.

As of the close of business on July 3, 2014, 683 Partners may be deemed to have beneficially owned 12,857,142 Shares issuable upon the conversion of the Notes. By virtue of their relationships with 683 Partners discussed in further detail in Item 2, each of 683 Management and Ari Zweiman may be deemed to beneficially own the Shares beneficially owned by 683 Partners.

Pursuant to the terms of the Notes, the Notes may not be converted if, after giving effect to the conversion, the Reporting Persons, together with their affiliates, would beneficially own in excess of 9.99% of the number of Shares outstanding immediately after giving effect to such conversion (the “Blocker”).

As of the close of business on July 3, 2014, 683 Partners directly owned one share of Series B Preferred. Pursuant to the terms of the Series B Preferred, each share of Series B Preferred will give its holder the right to vote the Shares underlying such holder’s Note on an as-converted basis without regard to the Blocker or any other limitations or restrictions on conversions set forth in the Notes and without regard to whether or not there are then a sufficient number of Shares authorized for issuance upon conversion of the Notes. Accordingly the Reporting Persons may be deemed to beneficially own approximately 18.9% of the Shares outstanding on an as-converted basis, as calculated in accordance with the terms of the Series B Preferred.

(b)           683 Partners may be deemed to share with 683 Management and Ari Zweiman the power to vote and dispose of the Shares beneficially owned by 683 Partners.

(c)           On June 27, 2014, the Reporting Persons entered into the Purchase Agreement as defined and described in Item 4 above.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 7, 2014, the Reporting Persons entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Reference is made to the Notes, the Preferred Stock, the Registration Rights Agreement and the Purchase Agreement defined and described in Item 4 above, which are attached as Exhibits 99.1, 99.2, 99.3 and 99.4 hereto, respectively, and are incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1           Form of Subordinated Secured Convertible Note due 2017 (incorporated herein by reference to Exhibit 4.1 of Body Central Corp.’s Current Report on Form 8-K filed June 30, 2014) (File No. 001-34906).

99.2           Form of Certificate of Designations, Preferences and Rights of Series A-1, A-2, A-3, B-1, B-2, B-3, B-4, B-5, B-6, B-7, B-8, B-9, B-10, B-11, B-12, and B-13 Preferred Stock (incorporated herein by reference to Exhibit 4.2 of Body Central Corp.’s Current Report on Form 8-K filed June 30, 2014) (File No. 001-34906).

99.3           Registration Rights Agreement, dated as of June 27, 2014, by and among Body Central Corp. and certain Buyers party thereto (incorporated herein by reference to Exhibit 4.3 of Body Central Corp.’s Current Report on Form 8-K filed June 30, 2014) (File No. 001-34906).

99.4           Securities Purchase Agreement, dated as of June 27, 2014, by and among Body Central Corp. and certain Buyers party thereto (incorporated herein by reference to Exhibit 10.1 of Body Central Corp.’s Current Report on Form 8-K filed June 30, 2014) (File No. 001-34906).

99.5           Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	July 7, 2014

683 CAPITAL PARTNERS, LP

By:	683 Capital GP, LLC its general partner

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

/s/ Ari Zweiman
ARI ZWEIMAN

EXHIBIT 99.5

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Body Central Corp. dated as of July 7, 2014 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:	July 7, 2014

683 CAPITAL PARTNERS, LP

By:	683 Capital GP, LLC its general partner

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

683 CAPITAL MANAGEMENT, LLC

By:	/s/ Ari Zweiman
	Name:	Ari Zweiman
	Title:	Managing Member

/s/ Ari Zweiman
ARI ZWEIMAN